UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Airship AI Holdings, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

008940 108

(CUSIP Number)

Derek Xu

c/o Airship AI Holdings, Inc.

8210 154th Ave NE

Redmond, WA 98052

Tel: (877) 462-4250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008940 108

1.	Names of Reporting Persons. Airship Redmond Family LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Washington, US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,438,905(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,438,905(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,438,905(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.9%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with the consummation of the transactions contemplated by the Merger Agreement, dated as of June 27, 2023, as amended on September 22, 2023 (the “Merger Agreement”), by and among BYTE Acquisition Corp. (“BYTE”), BYTE Merger Sub, Inc. (“Merger Sub”), and Airship AI Holdings, Inc. (“Airship AI”) (the transactions contemplated thereby, the “Business Combination”), on December 20, 2023, BYTE domesticated as a Delaware corporation and changed its name to “Airship AI Holdings, Inc.” (the “Issuer”), and on December 21, 2023, Airship AI merged with and into Merger Sub (the “Merger”). The number reflects 8,438,905 shares of common stock, par value $0.0001 per share (“Common Stock”), of the Issuer issued upon the exchange in connection with the Merger of 4,800,000 shares of common stock of Airship AI owned by Airship Redmond Family LP. Excludes the right to receive a number of earnout shares, in accordance with and subject to the contingencies set forth in the Merger Agreement. Derek Xu has voting and dispositive power over the securities owned by Airship Redmond Family LP. Each Reporting Person disclaims beneficial ownership of the securities reported herein, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(2)

Percentage is calculated based on 27,279,103 shares of Common Stock (including 5,000,000 earnout shares, which shares were issued and held in escrow as of the closing of the Business Combination) outstanding on December 21, 2023, following the completion of the Business Combination. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, all shares subject to Warrants held by such person or entity were deemed outstanding if such options, warrants or SARs are currently exercisable or become exercisable within 60 days of the date of this report. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

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CUSIP No. 008940 108

1.	Names of Reporting Persons. Derek Xu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,344,951(1)
	8.	Shared Voting Power 8,438,905(1)
	9.	Sole Dispositive Power 1,344,951(1)
	10.	Shared Dispositive Power 8,438,905(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,783,856(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.2%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) shares of Common Stock owned by Airship Redmond Family LP, over which Derek Xu has voting and dispositive power and (ii) 1,344,951 shares of Common Stock issuable upon the exercise of 1,344,951 warrants of the Issuer issued upon the conversion in connection with the Merger of 765,000 warrants of Airship AI owned by Derek Xu. Excludes the right to receive a number of earnout shares, in accordance with and subject to the contingencies set forth in the Merger Agreement.

(2)

Percentage is calculated based on 27,279,103 shares of Common Stock (including 5,000,000 earnout shares, which shares were issued and held in escrow as of the closing of the Business Combination), outstanding on December 21, 2023, following the completion of the Business Combination. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity, all shares subject to warrants held by such person or entity were deemed outstanding if such warrants are currently exercisable or become exercisable within 60 days. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

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Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share ( “Common Stock”), of Airship AI Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 8210 154th Ave NE, Redmond, WA 98052.

Item 2. Identity and Background.

(a)	This Statement is jointly filed by Airship Redmond Family LP and Derek Xu (the “Reporting Persons”).

(b)	The business address of the Reporting Persons is 8210 154th Ave NE, Redmond, WA 98052.

(c)

Derek Xu has voting and dispositive power over the shares owned by Airship Redmond Family LP. The principal business of Airship Redmond Family LP is a holding family limited partnership of its passive investment.

(d)–(e)

During the last five years, each of the Reporting Persons has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Derek Xu is a citizen of the United States. Airship Redmond Family LP is a Washington limited partnership.

Item 3. Source and Amount of Funds or Other Consideration.

On December 21, 2023, the Issuer consummated the Business Combination pursuant to the terms of the Merger Agreement, pursuant to which, (i) on December 20, 2023, BYTE domesticated as a Delaware corporation \and (ii) on December 21, 2023, Merger Sub merged with and into Airship AI, with Airship AI surviving as a wholly-owned subsidiary of the Issuer. In connection with the Closing, BYTE was renamed “Airship AI Holdings, Inc.”

Pursuant to the terms of the Merger Agreement, upon the Closing, (i) 8,438,905 shares of Common Stock were issued to Airship Redmond Family LP upon the exchange in connection with the Merger of 4,800,000 shares of common stock of Airship AI owned by Airship Redmond Family LP, and (ii) 1,344,951 warrants of the Issuer were issued to Derek Xu upon the conversion in connection with the Merger of 765,000 warrants of Airship AI owned by Mr. Xu. In addition, the Reporting Persons have the contingent right to receive a number of earnout shares, subject to the occurrence of, as applicable, certain operating performance and share price performance milestones during the applicable earnout periods set forth in the Merger Agreement. Pursuant to the Issuer’s bylaws (the “Bylaws”), such securities are subject to transfer restrictions for a period of six months following the completion of the Business Combination and certain earnout shares will be subject to a 12-month lock-up period beginning on the date such shares are issued, unless waived, amended or repealed by the unanimous approval of the board of directors.

On December 21, 2023, the Reporting Persons entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with the Issuer, pursuant to which the Issuer granted the Reporting Persons registration rights with respect to certain shares of Common Stock, warrants and shares of Common Stock underlying options. The Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the Registration Rights Agreement or (b) with respect to any holder, on the date that such holder no longer holds any Registrable Securities (as defined therein).

References to and descriptions herein of the Merger Agreement, the Bylaws, the Registration Rights Agreement and the transactions occurring in connection with the closing of the Business Combination are qualified in their entirety by reference to the Merger Agreement, the Bylaws and the Registration Rights Agreement, which are attached as exhibits hereto and incorporated herein by reference.

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Item 4. Purpose of Transaction.

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Common Stock beneficially owned by the Reporting Persons, as reported in this Statement, were received in connection with the Business Combination. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Derek Xu serves as Chief Operating Officer, Secretary, Treasurer and a member of the board of directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, each of the Reporting Persons does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares of Common Stock and/or other securities, selling some or all of its shares of Common Stock and/or other securities, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) - (b)	The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference.

(c)	Except as set forth in this Statement, each of the Reporting Persons has not engaged in any transaction during the past 60 days with respect to the Common Stock of the Issuer.

(d)

Except as described in Item 3, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons as reported in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 above or between any such Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1

Merger Agreement, dated June 27, 2023, by and among BYTE Acquisition Corp., BYTE Merger Sub, Inc. and Airship AI Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2023).

2

First Amendment to Merger Agreement, dated September 22, 2023, by and among BYTE Acquisition Corp., BYTE Merger Sub, Inc. and Airship AI Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2023).

3	Bylaws of Airship AI Holdings, Inc. (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 27, 2023).
4

Amended and Restated Registration Rights Agreement, dated December 21, 2023 by and among certain stockholders and Airship AI Holdings, Inc. (incorporated by reference to Exhibit 10.8 to the current report on Form 8-K filed by Airship AI Holdings, Inc.with the SEC on December 28, 2023).

5*	Joint Filing Agreement by and among the Reporting Persons.

*	Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2024

/s/ Derek Xu
Derek Xu

Airship Redmond Family LP

By:	/s/ Derek Xu
By:	Airship Redmond Management LLC, General Partner
By	Derek Xu, Its Manager

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